Exhibit 99.1

China Lending Receives Nasdaq Minimum Bid Price Continued Listing Deficiency Notice

BEIJING, URUMQI and HANGZHOU, China, August 20, 2019 /PRNewswire/ -- China Lending Corporation (“China Lending” or the “Company”) (NASDAQ: CLDC), a non-bank financial corporation servicing micro, small and medium sized enterprises in China, today announced that it received a notification letter from Nasdaq Listing Qualifications advising the Company that based upon the closing bid price for the Company’s common shares for the past 30 consecutive business days, the Company no longer met the minimum $1.00 per share Nasdaq continued listing requirement set forth in Nasdaq Listing Rule 5555(a)(2). The notification also stated that the Company would be provided 180 calendar days, or until February 11, 2020, to regain compliance with the foregoing listing requirement. To do so, the bid price of the Company’s common stock must close at or above $1.00 per share for a minimum of 10 consecutive business days prior to that date.

If the Company does not regain compliance by the compliance deadline, the Company may be eligible for additional time to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to remedy the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Nasdaq staff will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to the Nasdaq staff that the Company will not be able to remedy the deficiency, or if the Company is otherwise not eligible, the staff will provide notice that its securities will be subject to delisting. The Company cannot provide any assurance that its common shares will trade at levels necessary to regain and maintain compliance with the above-referenced bid price rule before the compliance deadline. The Company intends to continue to monitor the bid price for its common stock. If the Company’s common shares do not trade at a level that is likely to regain compliance with the Nasdaq requirements, the Company’s Board of Directors will consider alternative options that may be available to achieve compliance.

About China Lending Corporation

Founded in 2009, China Lending is a non-bank financial corporation and provides financial services to micro, small and medium sized enterprises, and individuals. China Lending has headquarters in Urumqi, the capital of Xinjiang Autonomous Region, and Hangzhou, the capital of Zhejiang province. For more information, please visit: www.chinalending.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions, including statements relating to the Company's ability to regain compliance with the Nasdaq listing requirements. Such statements are based upon management’s current expectations, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: wuxiaoqing@chinalending.com

Phone: +86-991-316-9617

Investor Relations:

Jack Wang

ICR Inc.

Email: ICR-TMT@icrinc.com

Phone: +1 646-224-6936

2